Exhibit 4.23

www.talend.com  |  info@talend.com

Tuesday, July 07, 2015

AARON ROSS

219 Sandringham Road

Piedmont, California 94611

Dear AARON:

I am pleased to offer you a position with Talend, Inc. (the "Company"), as General Counsel and you will be reporting to Thomas Tuchscherer, Chief Financial Officer & Vice President of Corporate Development. If you decide to join us, you will receive an annual salary of $230,000 which will be paid semi-monthly in accordance with the Company’s normal payroll procedures. You will also be eligible to receive a bonus of $60,000 per annum, to be paid quarterly in accordance with the Company’s normal payroll procedures.

Furthermore, we will recommend to the Board that, at the first Board meeting following the date on which you become an employee that you be granted stock options. The options shall consist of 150,000 shares; they shall vest as to 25% of the shares after one year and quarterly thereafter, so that they are fully vested four (4) years from the grant date, subject to your continued status as an employee with the Company on the relevant vesting dates. In all other respects, the Options shall be subject to the terms, definitions, and provisions of the Company’s Stock Option Plan and the stock options agreement by and between you and the Company.

As an employee, you will be eligible to receive certain employee benefits with Talend starting your first day of employment including medical, dental and vision insurance, paid time off, life insurance, short and long term disability insurance, Flexible Spending Account. Additionally, you will be eligible to make contributions to a matching 401(k) retirement savings account 60 days from the first day of employment.

We are excited about your joining us and look forward to a beneficial and fruitful relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation.

Talend, Inc 800 Bridge Parkway, Suite 200 Redwood City, CA 94065 P : 650-676-4018	Page 1 of 3

www.talend.com  |  info@talend.com

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a Company employee, you will be expected to abide by company rules and standards. You will be specifically required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct which are included in the Company Handbook. As a condition of your employment, you will also be required to sign and comply with an Employment, Confidential Information, Invention Assignment Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of proprietary information.

To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below. If you accept our offer, your first day of employment will be Monday, August 31st, 2015. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the Company Chief Executive Officer and you. This offer of employment will terminate if it is not accepted, signed and returned by Tuesday, July 14, 2015.

Talend, Inc 800 Bridge Parkway, Suite 200 Redwood City, CA 94065 P : 650-676-4018	Page 2 of 3

www.talend.com  |  info@talend.com

We look forward to your favorable reply and to working with you at Talend, Inc.

Sincerely,

Thomas Tuchscherer

CFO & VP Corporate Development

Agreed to and accepted:

Signature:___________________________

Printed Name:___________________________

Date: _________________________________

Talend, Inc 800 Bridge Parkway, Suite 200 Redwood City, CA 94065 P : 650-676-4018	Page 3 of 3